Exhibit 1.01

Conflict Minerals Report of Peregrine Semiconductor Corporation
in accordance with Rule 13p-1 under Securities Exchange Act of 1934

This is the Conflict Minerals Report ("CMR") of Peregrine Semiconductor Corporation (“Peregrine”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). Refer to the Rule and the SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the Rule, Peregrine undertook due diligence measures on the source of the necessary conflict minerals used in Peregrine products that it had reason to believe may have originated from the Democratic Republic of the Congo ("DRC") or an adjoining country collectively defined as the "Covered Countries." In conducting its due diligence, Peregrine implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High- Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

Peregrine has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts to be DRC conflict undeterminable.

The report presented herein is not audited as the Rule provides that if a registrant’s products are DRC conflict undeterminable in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Peregrine's due diligence measures were based on due diligence tools created by the Conflict-Free Sourcing Initiative ("CFSI") which includes the Conflict Minerals Reporting Template ("CMRT"), a supply chain survey designed to identify the smelters and refiners of conflict minerals who provide those conflict minerals to its suppliers. As a company in the semiconductor sector, Peregrine is several levels removed from the actual mining of conflict minerals. Peregrine does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Peregrine’s due diligence measures included:

•	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the CMRT to identify the smelters and refiners.

•
Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict Free Smelter Program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, Peregrine has determined that the productions of switches, digital attenuators, phase-locked loops (PLLs), mixers/upconverters, rescalers, digital tunable capacitors (DTCs), DC-DC converters, and power amplifiers (PAs) are DRC conflict undeterminable. Peregrine makes this determination due to a lack of information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. Peregrine's efforts to determine the mine or location of origin of the conflict minerals in its products with the greatest possible specificity included the use of the due diligence measures described above.

For the 2014 compliance period, Peregrine plans to continue to execute due diligence measures to determine the source and chain of custody of its Conflict Minerals and to further mitigate the risk that its necessary Conflict Minerals fund conflict in the DRC. Peregrine intends to focus on the following procedures:

•	accelerate data collection efforts with unresponsive suppliers and taking steps to improve the content of suppliers survey responses

•	encourage direct suppliers to adhere to Peregrine's conflict minerals statement and the CFSI code of conduct

•	follow its due diligence process to review and validate supplier responses obtained.